                                               Filed pursuant to rule 424(b)(4)
                                               Registration No. 333-47265

================================================================================
                                   PROSPECTUS
================================================================================


                          VERITAS SOFTWARE CORPORATION

                               U.S. $100,000,000
               5-1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004 AND
            SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

                             ----------------------

This Prospectus relates to U.S. $100,000,000 aggregate principal amount 5-1/4% Convertible Subordinated Notes due 2004 (the "Notes") of VERITAS Software Corporation (the "Company") under the Securities Act of 1933, as amended (the "Securities Act"), and the shares of Common Stock, $0.001 par value of the Company, ("Common Stock") issuable upon the conversion of the Notes (the "Conversion Shares"). The Notes registered hereby were issued and sold on October 10, 1997 (the "Original Offering") pursuant to an Indenture dated October 1, 1997 (the "Indenture") in transactions exempt from the registration requirements of the Securities Act, by UBS Securities LLC, as the initial purchaser (the "Initial Purchaser") of the Notes, to "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The Notes and the Common Stock issuable upon conversion thereof may be offered and sold from time to time by the holders named herein or by their transferees, pledgees, donees or their successors (collectively, the "Selling Securityholders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a Registration Rights Agreement dated as of October 1, 1997 (the "Registration Rights Agreement") between the Company and the Initial Purchaser, entered into in connection with the Original Offering.

The Notes are convertible at the option of the holder into shares of Common Stock of the Company at any time on or after October 10, 1997 and prior to redemption or maturity, at a conversion rate of $64.50 principal amount of Notes per share, in denominations of $1,000 or any multiple thereof, subject to adjustment under certain circumstances. Interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 1998. On April 21, 1998, the closing price of the Common Stock, which is quoted on the Nasdaq National Market under the symbol "VRTS," was $60.00 per share.

                             ----------------------

  THE NOTES AND THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



================================================================================
              THE DATE OF THIS PROSPECTUS IS April 22, 1998.

         The Notes are subordinated to all existing and future Senior Indebtedness (as defined in the Indenture) and effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries. The issuer of the Notes is a holding company with no significant operating assets, and its ability to make payments on the Notes is dependent on distributions from its subsidiaries. As of December 31, 1997, the Company had no indebtedness outstanding that would have constituted Senior Indebtedness and the Company's subsidiaries had approximately $37.7 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. The Indenture does not limit the amount of indebtedness, including Senior Indebtedness, that the Company may incur or the amount of indebtedness or other liabilities that the Company's subsidiaries may incur.

         The Notes will mature on November 1, 2004. The Notes are not redeemable by the Company prior to November 5, 2002. On or after November 5, 2002, the Notes may be redeemed at the option of the Company in whole, or from time to time in part, at the redemption prices set forth herein, plus accrued interest. In the event of a Fundamental Change (as defined in the Indenture) each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash at a repurchase price of 101% of the principal amount thereof, plus accrued interest.

         The Notes and the Conversion Shares may be offered by the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Notes or Conversion Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Conversion Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."

         The Notes have been designated for trading on The Portal Market. Notes sold pursuant to this Prospectus are not eligible for trading on The Portal Market.

         The Selling Securityholders will receive all of the net proceeds from the sale of the Notes and the Common Stock issuable upon conversion of the Notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Notes and the Common Stock issuable upon conversion of the Notes. The Company is responsible for payment of all other expenses incident to the offer and sale of the Notes and the Common Stock issuable upon conversion of the Notes.

                               TABLE OF CONTENTS



Available Information . . . . . . . . . . . . .  3          Description of Notes  . . . . . . . . . . . . . . . . . . . . 19
Documents Incorporated by Reference . . . . . .  4          Description of Capital Stock  . . . . . . . . . . . . . . . . 32
The Company . . . . . . . . . . . . . . . . . .  5          Certain United States Federal Income Tax Considerations . . . 34
The Offering  . . . . . . . . . . . . . . . . .  6          Selling Securityholders . . . . . . . . . . . . . . . . . . . 39
Risk Factors  . . . . . . . . . . . . . . . . .  7          Plan of Distribution  . . . . . . . . . . . . . . . . . . . . 42
Ratio of Earnings to Fixed Charges  . . . . . .  18         Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . 43
Use of Proceeds . . . . . . . . . . . . . . . .  18         Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
Dividend Policy . . . . . . . . . . . . . . . .  18

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system.
This Web site can be accessed at http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market and reports, proxy statements and other information concerning the Company also may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Notes and Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, or further information with respect to the Company, the Notes and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Kenneth E. Lonchar, VERITAS Software Corporation, 1600 Plymouth Street, Mountain View, CA 94043,
Phone:  (650) 335-8000.

         No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or any Selling Securityholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the dates as of which information is given in this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are incorporated herein by reference into this Prospectus:

(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(2) The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-B filed on May 12, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act following the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus and the Registration Statement of which it is a part.

                                    SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this Prospectus.

                                  THE COMPANY

         VERITAS is the leading independent supplier of enterprise data storage management solutions, providing advanced storage management software for open system environments. The Company's products provide performance improvement and reliability enhancement features that are critical for many commercial applications. These products enable protection against data loss and file corruption, rapid recovery after disk or system failure, the ability to process large files efficiently and the ability to manage and back-up large networks of systems without interrupting users. In addition, the Company's products provide an automated failover between computer systems organized in clusters sharing disk resources. The Company's highly scalable products can be used independently, and certain products can be combined to provide interoperable client/server storage management solutions. The Company's products offer centralized administration with a high degree of automation, enabling customers to manage complex, distributed environments cost-effectively by increasing system administrator productivity and system availability. The Company also provides a comprehensive range of services to assist customers in planning and implementing storage management solutions. The Company markets its products and associated services to original equipment manufacturer ("OEM") and end-user customers through a combination of direct and indirect sales channels (resellers, value-added resellers ("VARs"), hardware distributors, application software vendors and systems integrators). The Company's OEM customers include Digital Equipment Corporation ("DEC"), Hewlett-Packard Company ("HP"), Sun Microsystems, Inc. ("Sun Microsystems"), Microsoft Corporation ("Microsoft"), Sequent Computer Systems, Inc. and Tandem Computers, Inc. The Company's end-user customers include AT&T Corporation, Bank of America, BMW, Boeing Company, British Telecommunications plc, Chrysler Corporation and Motorola, Inc.

         In January 1997, VERITAS Software Corporation, a Delaware corporation ("VERITAS Delaware"), and VERITAS Software Corporation, a California corporation ("VERITAS California"), entered into an Agreement and Plan of Reorganization with OpenVision Technologies, Inc., a Delaware corporation ("OpenVision"), a publicly-held company that provided storage management applications and services for client/server computing environments. This agreement provided for the merger (the "Merger") of a wholly-owned subsidiary of VERITAS Delaware with and into OpenVision and the merger (the "Reincorporation") of another wholly-owned subsidiary of VERITAS Delaware with and into VERITAS California, thereby resulting in VERITAS California and OpenVision becoming wholly-owned subsidiaries of VERITAS Delaware. The Merger and the Reincorporation became effective on April 25, 1997. Approximately 9.8 million shares of Common Stock were issued in the Merger, and the Company has reserved approximately 1.4 million shares of Common Stock for issuance pursuant to the assumption of outstanding options, warrants and rights to purchase OpenVision Common Stock. As used in this Prospectus, unless otherwise indicated, "VERITAS" and "the Company" refer to VERITAS Delaware together with its subsidiaries.

                                  THE OFFERING



Securities Offered  . . . . . . . . . . . . . . .    $100,000,000 principal amount of 5-1/4% Convertible
                                                     Subordinated Notes due 2004 (the "Notes"), issued under an indenture dated as of October 1, 1997 (the "Indenture")
                                                     between the Company and State Street Bank and Trust Company of California, N.A. as trustee (the "Trustee") and Common
                                                     Stock issuable upon conversion thereof

Maturity Date . . . . . . . . . . . . . . . . . .    November 1, 2004

Interest Payment Dates  . . . . . . . . . . . . .    May 1 and November 1, commencing May 1, 1998

Conversion  . . . . . . . . . . . . . . . . . . .    The Notes are convertible into Common Stock at any time prior to the close of business on the maturity date, unless
                                                     previously redeemed or repurchased, at a conversion price of
                                                     $64.50 per share, subject to adjustment in certain events.

Subordination . . . . . . . . . . . . . . . . . .    The Notes are subordinated to all existing and future Senior
                                                     Indebtedness (as defined in the Indenture) and effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries.
                                                     The issuer of the Notes is a holding company with no
                                                     significant operating assets, and its ability to make
                                                     payments on the Notes is dependent on distributions from its subsidiaries.  As of December 31, 1997, the Company had no indebtedness outstanding that would have constituted Senior
                                                     Indebtedness and the Company's subsidiaries had approximately
                                                     $37.7 million of indebtedness and other liabilities
                                                     outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities)
                                                     to which the Notes would have been effectively subordinated.
                                                     The Indenture does not limit the amount of indebtedness,
                                                     including Senior Indebtedness, that the Company may incur or the amount of indebtedness or other liabilities that the
                                                     Company's subsidiaries may incur.

Optional Redemption . . . . . . . . . . . . . . .    The Notes are not redeemable by the Company prior to November
                                                     5, 2002.  On or after November 5, 2002, the Notes may be
                                                     redeemed at the option of the Company in whole, or from time to time in part, at the redemption prices set forth herein, plus accrued interest.
Repurchase at Option of
Holders Upon a Fundamental Change . . . . . . . .    In the event of a Fundamental Change (as defined in the
                                                     Indenture) each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash at a
                                                     repurchase price of 101% of the principal amount thereof,
                                                     plus accrued interest.


Use of Proceeds . . . . . . . . . . . . . . . . .    The proceeds of the Notes will be used for general corporate purposes, including working capital, possible facilities
                                                     expansion or acquisitions of businesses, products or
                                                     technologies that would complement the Company's business.
                                                     See "Use of Proceeds."

Registration Rights . . . . . . . . . . . . . . .    Upon any failure by the Company to comply with certain of its obligations under the Registration Rights Agreement, certain predetermined liquidated damages will be payable by the
                                                     Company to holders of the Notes.

                                  RISK FACTORS

         This Prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to the Company as of the date of such documents. The Company assumes no obligation to update any such forward-looking statements. There are certain important factors that could cause actual results to differ materially from those projected in the forward-looking statements, including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company's business, prospective investors should consider carefully the following factors in addition to the other information set forth in this Prospectus.

         Management of Growth; Dependence on Key Personnel. The Company increased significantly in size as a result of the Merger, has continued to grow since that time and expects to continue to experience periods of significant growth in the future. The Company's agreements with key OEMs such as Sun Microsystems, HP and Microsoft require the hiring of additional engineering, sales and support personnel, and the commitment of significant staffing to the performance of the Company's obligations under such agreements. Such growth is likely to strain the Company's management control systems and resources (including decision support, accounting, e-mail and management information systems). With future growth, the Company will be required to continue to improve its financial and management controls, reporting systems and procedures on a timely basis, to expand, train and manage its employee work force and to secure additional facilities when and if needed. There can be no assurance that the Company will be able to manage such growth effectively. Any failure to do so could have a material adverse effect on its business, operating results and financial condition. Competition for qualified sales, technical and other personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future. If the Company is unable to hire and retain such personnel, particularly those in key positions, its business, operating results and financial condition would be materially and adversely affected.
The Company's future success also depends in significant part upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on its business, operating results and financial condition. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and can result in departures of other existing personnel, which could have a material adverse effect on the Company's business, operating results and financial condition.

         New Distribution Channels. A significant portion of the Company's net revenues are derived from user license fees received from computer OEMs that incorporate the Company's storage management software products into their operating systems. The Company has no control over the shipping dates or volumes of systems shipped by its OEM customers, and there can be no assurance that any OEMs will ship operating systems incorporating the Company's products in the future. Furthermore, the Company's license agreements with its OEM customers generally do not require the OEMs to recommend or offer the Company's products exclusively, have no minimum sales requirements and may be terminated by the OEMs without cause.

         To enhance the worldwide marketing and distribution of its products, the Company has established strategic relationships with hardware manufacturers including Hewlett-Packard and Sun Microsystems, operating system vendors including Microsoft, and disk and tape subsystem vendors including Exabyte.
The Company seeks to leverage its strategic relationships with these and other OEM customers to seed the market with its products and to encourage OEMs and other resellers to sell add-on VERITAS products to small and medium-sized accounts and to departments within large organizations. The Company's strategic relationships with HP, Sun Microsystems and Microsoft reflect a strategy for OEM product distribution involving the bundling by OEMs of certain functional subsets or "lite" versions of the Company's products with OEM computer systems, cooperative direct selling of full versions of such products by the Company and the OEMs, and the direct sale by the Company of added value products to the OEM installed base of customers. There can be no assurance that the Company will be able to deliver its products to such OEMs in a timely manner despite the dedication of significant engineering and other resources to the development of such products. Any such failure could result in the Company having expended significant resources with little or no return on its investment, which could have a material adverse effect on the Company's business, operating results and financial condition. There can further be no assurance that this distribution strategy will achieve the desired propagation of the Company's technology in the market place, or result in sufficient revenues to the OEMs to induce OEMs to actively market the Company's products to their customers, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the simultaneous sales efforts of such OEMs and the Company will not create certain channel conflicts. Furthermore, failure of the Company to timely develop and achieve market acceptance of new products for sale to the OEM installed customer base could lead to a significant loss of potential revenue to the Company.

         In August 1996, the Company entered into a Development and License Agreement with Microsoft pursuant to which the Company agreed to develop a functional subset of the VERITAS Volume Manager product to be ported to and embedded in the Windows NT operating system ("Windows NT"). In connection with the Company's agreement with Microsoft, there can be no assurance that Microsoft will use the Company's products in any future version of Windows NT, nor that the Company will realize any expected benefits even if such products are used in any future version of Windows NT. If the Company's products are not available in a timely fashion, if Microsoft does not use these products in Windows NT, or if the Company does not receive any benefits for the use of its products in Windows NT, the Company's business, operating results and financial condition could be materially adversely affected. If the release by Microsoft of Windows NT 5.0 is significantly delayed, and/or the rate of adoption of Windows NT 5.0 by users is slow, the Company will not be in a position to market add-on products to the Windows NT installed customer base, thereby resulting in possible delays in, or loss of, revenue to the Company. Moreover, the Company would have lost certain opportunities as a result of the diversion of resources to this project. Under this agreement, Microsoft is also permitted to develop enhancements to and derivative products from the Company's products that are embedded in certain Windows NT releases, and would retain ownership of any such enhancements or derivative products. There can be no assurance that Microsoft will not develop any such enhancements or derivative products and, as a result, compete with the Company in this area. See " -- Uncertainty in Porting Products to New Operating Systems and Expansion into Windows NT Market."

         In recent years, the Company has made significant investments in the establishment of other distribution channels. Efforts by the Company in this area include: (i) the introduction of shrink wrap packages of certain VERITAS storage management software products for multiple platforms; (ii) the distribution of end-user products for the Sun Microsystems' Solaris operating system; (iii) the acquisition of Tidalwave Technologies, Inc. ("Tidalwave") in April 1995, as a result of which the Company began distributing the VERITAS FirstWatch end-user products; and (iv) the Merger with OpenVision which provided an established and significant direct sales channel to the Company.

         As a result of the Merger, the Company's direct sales force is marketing and selling the Company's products in competition with indirect sellers of its products, such as OEMs and resellers, which could adversely affect the Company's relations with such indirect sellers and result in such sellers being less willing to market the Company's products aggressively. There can be no assurance that such sales and marketing efforts by the Company's direct sales force will not result in a decline in indirect sales as a result of actual or potential competition between the Company's direct sales force and such indirect sellers, or that such efforts will not have a material adverse effect on the Company's business, operating results and financial condition.
In addition, any such decline in indirect sales may require the Company to accelerate investments for expansion into alternative distribution channels, and no assurance can be given that the Company will have sufficient resources to devote to such other channels.

         Fluctuating Operating Results. The Company's operating results have fluctuated in the past, and may fluctuate significantly in the future depending on a number of factors. Factors that have resulted in fluctuations in operating results include: (i) the timing and level of sales by the Company's OEM licensees of computer systems incorporating the Company's storage management products; (ii) a significant increase in dependence upon non-

OEM distribution channels, which tend to be more unpredictable than OEM channels; (iii) timing of lump sum payments for source code license fees; (iv) achievement of porting milestones; and (v) financial expenses for investment in new products and distribution channels, including the hiring of additional sales and marketing personnel and outlay of promotional expenses.

         In addition to the factors described above, factors that may contribute to future fluctuations in quarterly operating results include, but are not limited to: (i) development and introduction of new operating systems that require additional development efforts; (ii) introduction or enhancement of products by the Company or its competitors; (iii) changes in pricing policies of the Company or its competitors; (vi) increased competition; (v) technological changes in computer systems and environments; (vi) the ability of the Company to develop, introduce and market new products in a timely manner;
(vii) quality control of products sold; (viii) market readiness to deploy storage management products for distributed computing environments; (ix) market acceptance of new products and product enhancements; (x) customer order deferrals in anticipation of new products and product enhancements; (xi) the Company's success in expanding its sales and marketing programs; (xii) personnel changes; (xiii) foreign currency exchange rates; (xiv) mix of products sold; (xv) acquisition costs; (xvi) the size and timing of orders;
(xvii) seasonality of revenue; and (xviii) general economic conditions.

         The Company's operating results are highly sensitive to the timing of larger orders. Orders typically range from a few thousand dollars to several hundred thousand dollars. Revenue is difficult to forecast because the client/server systems management software market is an emerging market that is highly fragmented and subject to rapid change. The sale of the Company's products also typically involves a significant technical evaluation and commitment of capital and other resources, with the delays frequently associated with customers' internal procedures, including delays to approve large capital expenditures, to engineer deployment of new technologies within their networks, and to test and accept new technologies that affect key operations. For these and other reasons, the sales cycle associated with the Company's products is typically lengthy, generally lasting three to nine months, is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond the Company's control, and varies substantially from transaction to transaction. Because of the lengthy sales cycle and the large size of certain transactions, if orders forecasted for a specific transaction for a particular quarter are not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected.

         The Company's future revenue will be difficult to predict, and the Company has, in the past, failed to achieve its revenue expectations for certain periods. Because the Company generally ships software products within a short period after receipt of an order, it typically does not have a material backlog of unfilled orders, and revenue in any quarter is substantially dependent on orders booked and shipped in that quarter. In addition, the Company typically recognizes a significant portion of its direct sales license revenue in the last two weeks of a quarter. The Company's expense levels are based, in part, on its expectations as to future revenue and to a large extent are fixed in the short term. The Company will not be able to adjust expenses in the short term to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenue in relation to the Company's expectations or any material delay of customer orders would have an immediate adverse effect on its business, operating results and financial condition. As a result of all of the foregoing factors, the Company believes that period-to-period comparisons of the Company's results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Furthermore, it is possible that in future quarters the Company's operating results may not meet or exceed the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock and the Notes would be materially adversely affected.

         Increasing Product Concentration; Dependence on Growth of Storage Management Software Market. A substantial majority of the Company's revenues have been, and in future periods will be, derived from storage management products. Storage management products accounted for 89%, 79% and 74% of the Company's license revenue in 1997, 1996 and 1995, respectively. The Company expects that storage management products will continue to account for a substantial majority of the Company's revenues in future periods as a result of its strategic decision to devote greater financial and other resources to selling, servicing and supporting its storage management products. The allocation of greater levels of sales, service and support resources to such products could adversely affect the Company's ability to continue enhancing and supporting its other product lines. Any failure by the Company to enhance and support its other product lines could result in adverse customer reactions and the loss of an existing revenue base, and could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company's future financial performance will depend in large part on continued growth in the number of companies adopting storage management solutions for their client/server computing environments. There can be no assurance that the market for storage management software and services will continue to grow. If the storage management software and services market fails to grow or grows more slowly than the Company currently anticipates, or in the event of a decline in unit price or demand for the Company's storage management products, as a result of competition, technological change or other factors, the Company's business, operating results and financial condition would be materially and adversely affected. The Company's financial performance may, in the future, experience substantial fluctuations as a consequence of such industry patterns, general economic conditions affecting the timing of orders, and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition.

         Inability to Integrate Current and Future Products and Technologies. Following the Merger, the Company commenced integration of selected products and technologies to enhance storage management functionality and the integration of products throughout its entire product line through the availability of common services. The Company's success is dependent in significant part on the Company's ability to integrate its products as planned and the resultant products achieving market acceptance by end users, resellers and OEMs. No assurance can be given that the Company will successfully integrate its products as planned. If the Company is unable to develop and introduce new integrated products and technologies, or enhancements to existing products, in a timely manner, its business, operating results and financial condition would be materially and adversely affected.

         Uncertainty in Porting Products to New Operating Systems and Expansion into Windows NT Market. Certain of the Company's products operate primarily on certain versions of the UNIX operating system. Product development activities are being directed towards developing new products for the UNIX operating system, developing enhancements to the Company's current products and porting new products and enhancements to other versions of the UNIX operating system. The Company has also made and intends to continue to make substantial investments in porting its products to new operating systems, including Windows NT, and the Company's future success will depend on its ability to successfully accomplish such ports. In addition, the Company's Windows NT product development efforts may be dependent on product development funding received from third parties. If such funding is delayed or not ultimately received, the Company's Windows NT development efforts could be delayed, which could adversely affect the Company's business, operating results and financial condition.

         The process of porting existing products and product enhancements to, and developing new products for, new operating systems requires a substantial capital investment, the devotion of substantial employee resources and the cooperation of the owners of the operating systems to which the products are being ported or developed. For example, the added focus on porting and development work for the Windows NT market has required, and will require, the Company to hire additional personnel with expertise in the Windows NT environment and to devote its engineering resources to these projects. The diversion of engineering personnel to this area may cause delays in other product development efforts of the Company. Furthermore, operating system owners have no obligation to assist in these porting or development efforts, and may instead choose to enter into agreements with other third-party software developers or internally develop their own products. In particular, the failure to receive a source code license to certain portions of the operating system, either from the operating system owner or a licensee thereof, would prevent the Company from porting its products to or developing products for such operating system. There can be no assurance that the Company's current or future porting efforts will be successful or, even if successful, that the operating system to which the Company elects to port, or for which it elects to develop products, will achieve or maintain market acceptance. The failure of the Company to port its products to new operating systems or to select those operating systems that achieve and maintain market acceptance could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company's agreement with Microsoft requires the Company to develop a functional subset of the VERITAS Volume Manager product to be ported to and embedded in Windows NT. The agreement also requires the Company to develop a disk management graphical user interface designed specifically for Windows NT. Microsoft is obligated to fund a significant portion of the development expenses for this product. The Company is currently recognizing revenue under the development contract with Microsoft on a percentage of completion basis consistent with its policy for revenue recognition for other similar agreements. The payment terms in the Microsoft agreement do not directly correlate to the timing of development efforts and therefore revenue of $2.2 million has been recognized in advance of payment as of December 31, 1997. The failure of the Company to complete the product in sufficient time for inclusion in Windows NT 5.0 may result in a significant delay of the product being embedded in Windows NT, and could ultimately result in Microsoft electing to omit the Company's product from Windows NT altogether, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Microsoft relationship will require the Company's marketing and sales departments to deal in higher volume markets and will require the Company to service the growing needs of the Windows NT channel and customer base. The Company's experience in these higher volume markets is limited. See " -- New Distribution Channels."

         Intense Competition. The markets in which the Company competes are intensely competitive and rapidly changing. The Company's principal competition in the storage management market consists of internal development groups of current and prospective OEM customers, which have the resources and capability to develop their own storage management solutions. Among the OEMs which have included storage management capabilities in their operating systems are Sun Microsystems for its Solaris system, DEC for its Digital UNIX system, HP for its HP-UX system and Microsoft for Windows NT. The Company also encounters competition from other third party software vendors and hardware companies offering products that incorporate certain of the features provided by the Company's products, and from disk controller and disk subsystem manufacturers which have included or may include similar features.

         As a result of the Merger and the associated higher visibility of the Company in certain markets, the Company faces new competitors and new competitive factors. In particular, the Company's new competitors include: (i) hardware and software vendors that offer a management platform or framework to support vendor-created and third-party systems management applications; (ii) vendors that provide systems management software for the mainframe environment who are migrating their products to the client/server environment; (iii) vendors that provide "point" products that address specific problems and offer specific functionality; and (iv) vendors that provide integrated and interoperable solutions. Specific companies that the Company has encountered or expects to encounter as competitors include the Cheyenne division of Computer Associates International, Inc. ("Computer Associates"), EMC Corporation ("EMC"), the ADSTAR Distributed Storage Manager ("ADSM") division of International Business Machines Corporation ("IBM") and Legato Systems, Inc. ("Legato"). Many such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than the Company. The Company expects that the market for storage management software, which historically has been large and fragmented, will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As the open systems management software market develops, a number of companies with greater resources than the Company could attempt to increase their presence in this market by acquiring or forming strategic alliances with competitors or business partners of the Company. For example, in 1996, IBM purchased Tivoli Systems, Inc. ("Tivoli") and Computer Associates purchased Cheyenne Software, Inc. ("Cheyenne"); both Tivoli and Cheyenne are competitors of the Company.

         The Company's success will depend significantly on its ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than its competitors, and to educate potential customers as to the benefits of licensing the Company's products rather than developing their own products. The Company's future and existing competitors could introduce products with superior features, scalability and functionality at lower prices than the Company's products and could also bundle existing or new products with other more established products in order to compete with the Company. In addition, because there are relatively low barriers to entry for the software market, the Company expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would result in the Company's business, operating results and financial condition being materially and adversely affected.

         Rapid Technological Change and Requirement for Frequent Product Transitions. The market for the Company's products is intensely competitive, highly fragmented and characterized by rapid technological developments, evolving industry standards and rapid changes in customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render the Company's existing products obsolete and unmarketable. As a result, the Company's success depends upon its ability to continue to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that achieve market acceptance and keep pace with technological developments and emerging industry standards. Customer requirements include, but are not limited to, product operability and support across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. For example, as the Company's customers start to utilize Windows NT or other emerging operating platforms, it will become necessary for the Company to enhance its products to operate on such platforms in order to meet these customers' requirements. There can be no assurance that the Company's products will achieve market acceptance or will adequately address the changing needs of the marketplace or that the Company will be successful in developing and marketing enhancements to its existing products, or new products incorporating new technology, on a timely basis. The Company has in the past experienced delays in product development, and there can be no assurance that the Company will not experience further delays in connection with its current product development or future development activities. There can be no assurance that the Company will have the resources necessary to perform its obligations under its development agreements in a timely and efficient manner or that its development efforts will be successful. If the Company is unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. Because the Company has limited resources, it must restrict its product development efforts to a relatively small number of products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting product or operating system will achieve market acceptance.

         Significant Leverage; Debt Service. In connection with the sale of the Notes, the Company incurred $100 million aggregate principal amount of indebtedness which resulted in a ratio of long-term debt to total capitalization at December 31, 1997 of approximately 49.2%. As a result of this additional indebtedness, the Company's principal and interest payment obligations will increase substantially. The degree to which the Company will be leveraged could materially and adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

         The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its indebtedness, including the Notes, future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations, there can be no assurance that it will be able to obtain alternative financing. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If the Company does not generate sufficient increases in cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. Any failure by the Company to satisfy its obligations with respect to the Notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the Indenture and could cause a default under agreements governing other indebtedness, if any, of the Company.

         Dependence on Proprietary Technology; Risks of Infringement. The Company's success depends upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect its proprietary rights. The Company presently has no patents although it has filed several patent applications. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of the Company's products is difficult and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In selling its products, the Company relies in part on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights, including any patent that may be issued, will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or its other intellectual property rights.

         The Company is not aware that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps. Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results and financial condition. Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

                 Year 2000 Compliance. The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. Systems that do not properly recognize date sensitive information when the year changes to 2000 could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company believes that all of its existing products will be Year 2000 compliant by the end of the first quarter of fiscal 1998 and new products are being designed to be Year 2000 complaint. Although products have undergone, or will undergo, the Company's normal quality testing procedures, there can, however, be no assurance that the Company's products will contain all necessary date code changes. Any failure of the Company's products to perform, including system malfunctions due to the onset of the calendar year 2000, could result in claims against the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations. Moreover, the Company's customers could choose to convert to other calendar year 2000 compliant products or to develop their own products in order to avoid such malfunctions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

            The Company is also currently in the process of evaluating its information technology infrastructure for Year 2000 compliance. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected. This could result in system failures or generation of erroneous information and could cause significant disruption to business activities. The Company is reviewing what actions are required to make all software systems used internally Year 2000 compliant as well as actions needed to mitigate vulnerability to problems with suppliers and other third parties' systems. Such actions include a review of vendor contracts and formal communication with suppliers to request certification that products are Year 2000 compliant. The Company is assessing the extent of the necessary modifications to its computer software, and management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. There can be no assurance that such measures will alleviate the Year 2000 problems which could have a material adverse effect upon the Company's business, operating results and financial condition.

         Risk of Software Defects; Product Liability. Software products as complex as those to be offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company has in the past released products with defects, discovered software errors in certain of its new products after introduction and experienced delayed or lost revenue during the period required to correct these errors. The Company has regularly introduced, and the Company intends to continue to introduce, new products and enhancements to existing products. Despite testing by the Company and by current and potential customers, there can be no assurance that defects and errors will not be found in existing products or in new products, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation, loss of or delay in market acceptance or require expensive product changes, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. Further, the Company could be subject to liability claims (for which it carries insurance, although such insurance may not be sufficient to fully protect the Company against losses relating to such claims) that could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company derives an increasing amount of revenue from products licenses pursuant to "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. The Company's products will be generally used to manage data critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability claims. Although the Company maintains errors and omissions product liability insurance, such insurance may not adequately compensate the Company for losses relating to such claims and a successful liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

         Risks Associated With International Operations. International revenue (from sales outside the United States and Canada) accounted for 19%, 28% and 23% of the Company's total revenues in 1997, 1996 and 1995, respectively. The Company believes that its future success depends upon continued expansion of its international operations. The Company currently has sales and service offices in the United States, Canada, Japan, the United Kingdom, Germany, France, Sweden and the Netherlands and has a product development group in India. The Company also has resellers in North America, Europe, Asia Pacific, South America and the Middle East. International expansion may require the Company to establish additional foreign offices, hire additional personnel and recruit additional international resellers. This may require significant management attention and financial resources and could adversely affect the Company's operating margins. To the extent the Company is unable to effect these additions efficiently and in a timely manner, its growth, if any, in international sales will be limited, and its business, operating results and financial condition could be materially and adversely affected. There can be no assurance that the Company will be able to maintain or increase international market demand for its products.

         As of December 31, 1997, the Company had 35 engineers employed by its Indian subsidiary located in Pune, India, who perform certain product development work. These international operations subject the Company to a number of risks inherent in developing products outside of the United States, including the potential loss of developed technology, imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, difficulties in managing international operations and lower levels of intellectual property protection. Furthermore, if the Company were required to discontinue its product development efforts in India, it would incur significantly higher operating expenses as a result of having to perform such development work in the United States.

         From time to time, the Company may engage in exchange rate hedging activities. Such activities have been insignificant to date. There can be no assurance that any hedging techniques implemented by the Company will be successful.

         The Company's international business also involves a number of additional risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow-down in European business activity during the Company's third fiscal quarter, unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings, tariffs and other trade barriers, and the burden of complying with a wide variety of foreign laws. The Company's international sales are generated primarily through its international sales subsidiaries and are denominated in local currency, creating a risk of foreign currency translation gains and losses. To the extent profit is generated or losses are incurred in foreign countries, the Company's effective income tax rate may be materially and adversely affected. In some markets, localization of the Company's products is essential to achieve market penetration. The Company may incur substantial costs and experience delays in localizing its products, and there can be no assurance that any localized product will ever generate significant revenue. There can be no assurance that any of the factors described herein will not have a material adverse effect on the Company's future international sales and operations and, consequently, its business, operating results and financial condition.

         Past and Future Acquisitions. The Company has made several acquisitions in the past, including the Merger with OpenVision. Acquisitions of companies, divisions of companies or products entail numerous risks, including difficulty in successfully integrating and assimilating acquired operations, diversion of management's attention and loss of key employees of acquired companies. Difficulties can arise with respect to the integration of product offerings and employees of acquired companies, including conflicts that may arise with respect to distribution strategies, coordination of geographically separated organizations, differences in corporate culture and integration of personnel with disparate business backgrounds. The integration and assimilation process can cause an interruption of, or a loss of momentum in, the activities of the Company's business. Failure to accomplish the effective integration of the Company's operations with those of an acquired company could adversely affect the revenues and operating results of the Company. In the past three years, the Company has made three acquisitions and one divestiture of a product line; the Company may make additional acquisitions or effect additional divestitures in the future. Products acquired by the Company in the past have required significant additional development, such as restructuring software code to support larger scale environments, porting products to additional operating system platforms, regression testing and improving network and device support, before they could be marketed and some failed to generate any revenue for the Company. No assurance can be given that the Company will not incur similar problems in future acquisitions. Any such problems could have a material adverse effect on the Company's business, operating results and financial condition. In addition, future acquisitions by the Company may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could have a material adverse effect on the Company's business, operating results and financial condition.

         Subordination; Absence of Financial Covenants; Holding Company Structure. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of bankruptcy, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default under the Indenture and in certain other events, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Indenture does not contain financial covenants and does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company, and the incurrence of additional indebtedness and other liabilities by the Company could adversely affect the Company's ability to pay its obligations on the Notes. As of December 31, 1997, the Company had no indebtedness outstanding that would have constituted Senior Indebtedness. The Company anticipates that from time to time it will incur significant amounts of additional indebtedness, including Senior Indebtedness. See "Description of Notes -- Subordination."

         The issuer of the Notes is a holding company with no significant operating assets. Accordingly, the Company's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings (through dividends or otherwise) to the Company, or upon royalties, license fees, loans or other payment of funds by those subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to repurchase Notes at the option of the holders thereof after the occurrence of a Fundamental Change (as defined). See "Description of Notes -- Repurchase at Option of Holder Upon a Fundamental Change."

         The Notes are effectively subordinated to the liabilities, including trade payables and lease obligations, if any, of the subsidiaries of the Company. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. The Indenture does not prohibit or limit the incurrence of indebtedness and other liabilities by any subsidiary of the Company, and the incurrence of additional indebtedness and other liabilities by any subsidiary of the Company could adversely affect the Company's ability to pay its obligations on the Notes. As of December 31, 1997, the Company's subsidiaries had approximately $37.7 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. The Company anticipates that from time to time its subsidiaries will incur significant amounts of additional indebtedness and other liabilities. See "Description of Notes -- Subordination."

         Limitations on Repurchase Upon a Fundamental Change. Upon a Fundamental Change, each holder of the Notes will have certain rights, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes. If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all the Notes tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including Senior Indebtedness) to which the Company becomes a party may prohibit the Company from repurchasing or redeeming any Notes and may also provide that a Fundamental Change would constitute an event of default thereunder. If a Fundamental Change were to occur at a time when the Company is prohibited from repurchasing or redeeming the Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming the Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company. The requirement that the Company repurchase the Notes upon a Fundamental Change may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Notes -- Repurchase of Option of Holder Upon a Fundamental Change."

         Volatility of Notes and Common Stock Price. The market price for the Company's Common Stock is highly volatile. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, acquisitions or dispositions, new customer relationships or new strategic relationships by the Company or its competitors, changes in prices of the Company's or its competitors' products and services, changes in product mix, or changes in revenue and revenue growth rates for the Company. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which the Company does business, or relating to the Company specifically, have resulted, and could in the future result, in an immediate and adverse effect on the market price of the Company's Common Stock, and, in turn, the market price of the Notes. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many high-technology companies and that often have been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may adversely affect the market price of the Company's Common Stock, and, in turn, the market price of the Notes.

         Absence of Public Market for the Notes and Restrictions on Transfer. The Notes were issued in October 1997 to a small number of institutional buyers. The Notes have been designated for trading on the PORTAL System of the National Association of Securities Dealers, Inc. Notes sold pursuant to the Registration Statement of which this Prospectus forms a part are not expected to remain eligible for trading on the PORTAL System. The Registration Statement of which this Prospectus forms a part is filed pursuant to the Registration Rights Agreement, which does not obligate the Company to keep the Registration Statement effective after the date when all the Notes and the Common Stock issuable on conversion thereof covered by the Registration Statement have been sold pursuant to the Registration Statement or may be sold without registration pursuant to Rule 144(k) under the Securities Act. The Company does not intend to apply for listing of the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Initial Purchaser has advised the Company that it intends to make a market in the Notes. The Initial Purchaser is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time in the sold discretion of the Initial Purchaser without notice. Accordingly, there can be no assurance as to the development of liquidity of any market for the Notes. See "Description of Notes -- Registration Rights of the Noteholders" and "Plan of Distribution."

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                  Year Ended December 31,
                                              ---------------------------------------------------------------
                                                1993          1994          1995         1996          1997
                                              --------      --------      --------     --------      --------
Ratio of earnings to fixed charges               --            --           2.3x         10.1x        13.1x

The ratio of earnings to fixed charges is computed by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of combined interest expense (including interest expense from capital leases) and the estimated portion of combined rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. Earnings were not sufficient to cover fixed charges for the years ended December 31, 1994 and December 31, 1993 by approximately $15.1 million and $41.6 million, respectively.



                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Notes or the Common Stock issuable upon conversion thereof by the Selling Securityholders.



                                DIVIDEND POLICY

         The Company has never paid any cash dividends on its stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business and does not intend to pay dividends.

                              DESCRIPTION OF NOTES

         The Notes were issued under an indenture dated as of October 1, 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). A copy of the form of the Indenture and the Registration Rights Agreement (as defined below) are available from the Trustee upon request by a registered holder of the Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. References in this section to the "Company" are solely to VERITAS Software Corporation, a Delaware corporation, and not its subsidiaries.

GENERAL

         The Notes represent unsecured subordinated obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "Subordination" and convertible into Common Stock as described under "Conversion." The Notes are limited to $100,000,000 aggregate principal amount, were issued in denominations of $1,000 and multiples thereof and mature on November 1, 2004 and are payable at a price of 100% of the principal amount thereof. The Notes bear interest at 5-1/4% per annum from October 14, 1997, payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 1998.

         The Notes are convertible into Common Stock initially at $64.50 per share, subject to adjustment upon the occurrence of certain events described under " -- Conversion," at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased.

         The Notes are redeemable at the option of the Company under the circumstances and at the redemption prices set forth below under " -- Optional Redemption," plus accrued interest to, but excluding, the Redemption Date.

         The Indenture does not contain any financial covenants or restrictions on the payment of dividends by the Company, the incurrence of indebtedness, including Senior Indebtedness (as defined), by the Company or the issuance or repurchase of securities by the Company. The Indenture contains no covenants or other provisions to afford protection to holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described below under " -- Repurchase at Option of Holders Upon a Fundamental Change."

CONVERSION

         The holder of any Note has the right at the holder's option to convert any Note (in denominations of $1,000 or any multiple thereof) into shares of Common Stock at any time prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion price of $64.50 per share. The conversion price is subject to adjustment from time to time as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day prior to the Redemption Date or the Repurchase Date (as defined) for such Note, as the case may be.

         Beneficial owners of interests in a Global Note may exercise their right of conversion by delivering to the Depository Trust Company ("DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program and, in the case of conversions through the Euroclear System ("Euroclear") or Cedel, S.A. ("Cedel"), in accordance with Euroclear's or Cedel's normal operating procedures. To convert a Note held in certificated form into shares of Common Stock, a holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Trustee at the office or agency of the Trustee in New York, New York or the Corporate Trust Office of the Trustee in Los Angeles,

California or any Conversion Agent, (ii) surrender the Note to the Trustee at the office or agency of the Trustee in New York, New York or the Corporate Trust Office of the Trustee in Los Angeles, California or to any Conversion Agent, as the case may be, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next Interest Payment Date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at the Corporate Trust Office or the office of any Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificate will be sent by the Trustee to the appropriate Conversion Agent for delivery to the holder. Such Common Stock issuable upon conversion of the Notes will be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, interest the Stated Maturity of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the holder of such Note on such Regular Record Date. As a result, a holder that surrenders Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock on the day of conversion.

         A holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the holder of the Note. Certificates representing Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

         The initial conversion price of $64.50 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock (provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration thereof); (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid in cash); (v) distributions consisting of cash, excluding any quarterly cash dividend on the Common Stock to the extent that the aggregate cash dividend per share of Common Stock in any quarterly period does not exceed the greater of (x) the amount per share of Common Stock of the next preceding quarterly cash dividend on the Common Stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (v), and (y) 3.75% of the average of the daily Closing Prices (as defined) of the Common Stock for the ten consecutive Trading Days (as defined) immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the Company; (vi) payment in respect of a tender or exchange offer by the Company for the Common Stock to the extent that the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price (as defined) per share of Common Stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of quarterly cash dividends permitted to be excluded pursuant to such clause (v). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock as provided in clause (iii) above, the Company may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. If an adjustment is required to be made as set forth in clause
(v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

         In the case of (i) any reclassification of the Common Stock, or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will generally be entitled thereafter to convert such Notes for the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith.

         The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days (provided such reduction is irrevocable during the 20 day period), in which case the Company shall give at least 15 days notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

         No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

SUBORDINATION

         The indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness of the Company. The Notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries.

         Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest (including Liquidated Damages, if any) on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

         The Company also may not make any payment upon or in respect of the Notes (including upon redemption) if (i) a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "Payment Default") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of such Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture (a "Non-Payment Default"). Payments on the Notes may and shall be resumed (a) in case of a Payment Default, upon the date on which such default is cured or waived or ceases to exist and (b) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest (including Liquidated Damages, if any) on the Notes that have come due have been paid in full in cash. No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or shall be made, the basis for a subsequent Payment Blockage Notice.

         In the event that, notwithstanding the foregoing, the Trustee or any holder of the Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of setoff or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

         By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

         The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is pari passu or junior to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include Indebtedness of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company.

         The term "Indebtedness" means with respect to any Person (as defined) and without duplication:

           (a) all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of the Company in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), or obligations in respect of deferred and unpaid purchase price of any assets or property;

           (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances;

           (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase such leased property;

           (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

           (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through
   (d);

           (f) any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person; and

           (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

         Notwithstanding anything to the contrary in the foregoing, Indebtedness shall not include indebtedness of or amounts owed by any Person for compensation to employees, or for goods, services or materials purchased in the ordinary course of business.

         The term "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

         The Notes are effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon the liquidation or reorganization thereof (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the

Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

         The Company is a holding company with no significant operating assets. The Company's ability to redeem, repurchase or make interest and principal payments on the Notes is dependent upon the earnings of its subsidiaries and the distribution of those earnings (through dividends or otherwise) to, or upon royalties, license fees, loans or other payment of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, the Company may be unable to gain access to the cash flow or assets of its subsidiaries in amounts sufficient to pay the principal of or interest on the Notes when due or to repurchase Notes at the option of the holders thereof after the occurrence of a Fundamental Change.

         As of December 31, 1997, the Company had no indebtedness outstanding that would have constituted Senior Indebtedness, and the Company's subsidiaries had approximately $37.7 million of indebtedness and other liabilities outstanding (other than liabilities of a type not required to be reflected in a balance sheet in accordance with generally accepted accounting principles and intercompany indebtedness) to which the Notes would have been effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

         The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will generally be senior to those of the holders of the Notes in respect of all funds collected or held by the Trustee.

OPTIONAL REDEMPTION

         At any time on or after November 5, 2002, the Notes will be redeemable at the Company's option on at least 20 and not more than 60 days notice, in whole, or from time to time, in part, at the following prices (expressed as percentages of the principal amount), together with accrued interest to, but excluding, the Redemption Date.

         If redeemed during the 12-month period beginning November 1 (beginning November 5, 2002 and ending October 31, 2003, in the case of the first such period):

                        YEAR                                          REDEMPTION PRICE
                        ----                                          ----------------
                     2002                                                   101.50%
                     2003                                                   100.75%

and 100% at November 1, 2004; provided that any semi-annual payment of interest becoming due on the Redemption Date shall be payable to the holders of record on the Regular Record Date of the Notes being redeemed.

         If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued at the office or agency of the Trustee in the City of New York or the Corporate Trust Office of the Trustee in Los Angeles, California. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

         There is no sinking fund provided for in the Notes.

PAYMENT AND CONVERSION

         The principal of Notes will be payable in United States dollars, against surrender thereof at the office or agency of the Trustee in the City of New York or the Corporate Trust Office of the Trustee in Los Angeles, California or, subject to any applicable laws and regulations, at the office of any Paying Agent, by dollar check drawn on, or by transfer to a dollar account (such transfer to be made only to holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the holder with, a bank in the City of New York. Payment of any installment of interest on Notes will be made to the Person in whose name such Notes or any predecessor Note is registered at the close of business on April 15 or October 15 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in the City of New York mailed to the holder at such holder's registered address or, upon application by the holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the holder with a bank in the City of New York. No such transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

         Any payment on the Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date.
"Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

         Notes may be surrendered for conversion, subject to any applicable laws and regulations, at the office of any Conversion Agent or at the office or agency of the Trustee in the City of New York or the Corporate Trust Office of the Trustee in Los Angeles, California. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under " -- Conversion."

         The Company has initially appointed as Paying Agent and Conversion Agent the Trustee at its Corporate Trust Office in Los Angeles, California or the office or agency of the Trustee in the City of New York. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain offices or agencies in the City of New York for payments with respect to the Notes and for the surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "Notices" below.

         Interest payable on Notes on any Redemption Date or Repurchase Date that is an Interest Payment Date will be paid to the holders of record as of the immediately preceding Regular Record Date.

         All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of the earlier of the date on which such money escheats to the state or two years after such payment has become due and payable will be repaid to the Company, and the holder of such Note will thereafter look only to the Company for payment thereof.

REPURCHASE AT OPTION OF HOLDERS UPON A FUNDAMENTAL CHANGE

         If a Fundamental Change (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion of a Note that is $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price (the "Repurchase Price") (expressed as a percentage of the principal amount) equal to a repurchase price of 101% of the principal amount thereof, plus accrued interest on the redeemed Notes to, but excluding, the Repurchase Date. Any Notes repurchased by the Company shall be canceled.

         Within 30 days after the occurrence of a Fundamental Change, the Company is obligated to give to all holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee or any Paying Agent of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised. Beneficial owners of an interest in a Global Note (as defined) may exercise the repurchase right by delivering the appropriate instruction form for repurchases at the election of holders pursuant to the DTC book-entry repurchase program.

         The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock or shares which are (or, upon consummation of or immediately following such transaction or event, will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

         Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule and any other securities laws to the extent applicable at that time.

         If a Fundamental Change were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all the Notes tendered by the holders thereof. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may prohibit the Company from repurchasing or redeeming any Notes and may also provide that a Fundamental Change would constitute an event of default thereunder. If a Fundamental Change were to occur at a time when the Company is prohibited from repurchasing or redeeming the Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing or redeeming the Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Indenture, which may, in turn, constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

         The repurchase option upon a Fundamental Change feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Fundamental Change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change repurchase feature is a result of negotiations between the Company and the Initial Purchaser.

Management has no present intention to engage in a transaction involving a Fundamental Change, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Fundamental Change under the Indenture, but that could increase the amount of indebtedness (including Senior Indebtedness) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the repurchase price in the event of a Fundamental Change is subordinated to the prior payment of Senior Indebtedness as described under " -- Subordination" above.

         The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

MERGERS AND SALES OF ASSETS BY THE COMPANY

         The Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving entity) or transfer or lease its properties and assets substantially as an entirety to any Person unless (i) the Person formed by such merger or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes, (ii) no default and no Event of Default shall have occurred and be continuing as a result of such consolidation, merger, transfer or lease, and (iii) the performance of the other covenants of the Company under the Indenture and certain other conditions are met.

EVENTS OF DEFAULT

         The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due; (b) failure to pay any interest on, or Liquidated Damages with respect to, any Note when due, continuing for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; and (d) certain events of bankruptcy, insolvency or reorganization of the Company or any of its Significant Subsidiaries (as defined). Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions providing for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

         If an Event of Default (other than as specified in clause (d) above) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause
(d) above occurs and is continuing with respect to the Company, then the principal of, and accrued interest on, all the Notes shall ipso facto become immediately due and payable without any declaration or other act on the part of the holders of the Notes or the Trustee. For information as to waiver of defaults, see " -- Meetings, Modification and Waiver."

         No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such
Note in accordance with the Indenture.

         The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

         The Indenture contains provisions for convening meetings of the holders of Notes to consider matters affecting their interests.

         Modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the holders of not less than a majority in aggregate principal amount of the Outstanding Notes or (ii) by the adoption of a resolution, at a meeting of holders of the Notes at which a quorum is present, by the holders of at least the lesser of a majority in aggregate principal amount of the Outstanding Notes and 66 2/3% of the aggregate principal amount of the Notes represented and entitled to vote at such meeting. However, no such modification or amendment may, without the consent of the holder of each Outstanding Note, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or repurchase,
(d) modify the provisions with respect to the repurchase right of the holders in a manner adverse to the holders, (e) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) modify the obligation of the Company to maintain an office or agency in the City of New York, (h) adversely affect the right to convert Notes, (i) modify the subordination provisions in a manner adverse to the holders of the Notes, (j) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (k) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (l) reduce the percentage in aggregate principal amount of Outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of holders of Notes at which a resolution is adopted, or (m) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws in a manner adverse to the holders. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Outstanding Notes and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

         The Indenture may also be modified or amended without the consent of the holders: (i) to evidence the succession of another Person to the Company as otherwise permitted by the Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any power conferred upon the Company; (iii) to add any Events of Default; (iv) to permit or facilitate the issuance of securities in uncertificated form; (v) to secure the Notes; (vi) to provide for successor or additional trustees; (vii) to make provision with respect to the conversion and repurchase rights of holders in accordance with the provisions of the Indenture; (viii) to comply with the requirements of the Trust Indenture Act; or (ix) to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Indenture, provided such action shall not adversely affect the interest of holders of Notes in any material respect.

         The holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent. The holders of a majority in aggregate principal amount of the Outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

BOOK ENTRY, DELIVERY AND FORM

         The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

         Global Note, Book-Entry Form. Notes held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), are evidenced by a global Note (the "144A Global Note"), which has been deposited with, or on behalf of, DTC, New York, New York, and registered in the name of Cede & Co. ("Cede") as DTC's nominee.

         QIBs may hold their interests in the 144A Global Note directly through DTC or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

         QIBs and Non-U.S. Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, including Euroclear and Cedel, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below and except in certain limited circumstances as provided in the Indenture, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof.

         Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee for DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on each interest payment date. Neither the Company, the Trustee, any Note Register nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

         Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

         Neither the Company nor the Trustee (or any Note Registrar, Paying Agent or Conversion Agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

         DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchaser. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Note.

REGISTRATION RIGHTS

         The Company has entered into a registration rights agreement with the Initial Purchaser (the "Registration Rights Agreement") pursuant to which the Company agreed, at the Company's expense for the benefit of the holders of the Notes and the Common Stock issuable upon conversion thereof (together, the "Registrable Securities"), (i) to file with the Commission within 120 days after the date of original issuance of the Notes, a registration statement (the "Shelf Registration Statement") covering resales of the Registrable Securities,
(ii) to use its reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the Notes and (iii) to use its reasonable efforts to keep effective the Shelf Registration Statement until the second anniversary of the last date of original issuance of Notes or such earlier date as all Registrable Securities shall have been disposed of or on which all Registrable Securities held by Persons that are not affiliates of the Company may be resold without registration pursuant to Rule 144(k) under the Securities Act (the "Effectiveness Period"). The Company will be permitted to suspend the use of the prospectus which is part of the Shelf Registration Statement in connection with the sales of the Registrable Securities during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and other events. The Company will provide to each holder of Registrable Securities copies of the prospectus that is a part of the Shelf Registration Statement, notify each holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit public resales of the Registrable Securities. A holder of Registrable Securities that sells such Registrable Securities pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement, including certain indemnification obligations.

         If (i) on or prior to 120 days following the date of original issuance of the Notes a Shelf Registration Statement has not been filed with the Commission or (ii) on or prior to the 180th day following the date of original issuance of the Notes, such Shelf Registration Statement is not declared effective (each, a "Registration Default"), additional interest ("Liquidated Damages") will accrue on the Notes, from and including the day following such Registration Default until such time as such Shelf Registration Statement is filed or such Shelf Registration Statement is declared effective, as the case may be. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which such Liquidated Damages begin to accrue, and will accrue at a rate per annum equal to an additional one-quarter of one percent (0.25%) of the principal amount, to and including the 90th day following such Registration Default and one-half of one percent (0.50%) thereof from and after the 91st day following such Registration Default. In the event that during the Effectiveness Period the Shelf Registration Statement ceases to be effective for more than 90 days or the Company suspends the use of the prospectus which is a part thereof for more than 90 days, whether or not consecutive, during any 12-month period, then the interest rate borne by Notes will increase by an additional one-half of one percent (0.50%) per annum from the 91st day of the applicable 12-month period such Shelf Registration Statement ceases to be effective or the Company suspends the use of the Prospectus which is a part thereof, as the case may be, until the earlier of such time as (i) the Shelf Registration Statement again becomes effective, (ii) the use of the related prospectus ceases to be suspended or (iii) the Effectiveness Period expires. The Company agreed in the Registration Rights Agreement to use its reasonable efforts to cause such Common Stock issuable upon conversion of the Notes to be quoted on the Nasdaq National Market, or, if the Common Stock is not then quoted on the Nasdaq National Market, to be listed on such exchange or market in the United States as the Common Stock is then listed, upon effectiveness of the Shelf Registration Statement.

         This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of the form of which will be made available to prospective investors in the Notes upon request to the Company.

TRANSFER AND EXCHANGE

         At the option of the holder upon request confirmed in writing, Notes will be exchangeable at any time into an equal aggregate principal amount of Notes of different authorized denominations. See "-- Book Entry, Delivery and Form."

         Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Note Registrar, without service charge but, in the case of a transfer, upon payment of any taxes and other governmental charges as described in the Indenture. Any registration of transfer or exchange will be effected upon the Note Registrar being satisfied with the documents of title and identity of the Person making the request, and subject to such reasonable regulations as the Company may from time to time agree upon with the Note Registrar, all as described in the Indenture. Notes may be transferred in whole or in part in authorized denominations at the office or agency of the Trustee in the City of New York or the Corporate Trust Office of the Trustee in Los Angeles, California.

         The Company has initially appointed the Trustee as Note Registrar.
The Company reserves the right to vary or terminate the appointment of the Note Registrar or to appoint additional or other Note Registrars or to approve any change in the office through which any Note Registrar acts; provided that there will at all times be a Note Registrar in the City of New York.

         In the event of a redemption of less than all of the Notes for any of the reasons set forth above under "-- Optional Redemption," the Company will not be required (a) to register the transfer or exchange of Notes for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Notes called for such redemption or (b) to register the transfer of or exchange any Note, or portion thereof, called for redemption.

TITLE

         The Company, the Trustee, any Paying Agent, any Conversion Agent and any Note Registrar may treat the registered owner (as reflected in the Note Register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

         Notice to holders of Notes will be given by mail to the addresses of such holders as they appear on the Note Register. Such notices will be deemed to have been given on the date of such mailing or on the date of the first such publication, as the case may be.

         Notice of a redemption of Notes will be given at least once not less than 20 nor more than 60 days prior to the Redemption Date (which notice shall be published in accordance with the procedures described in the preceding paragraph) and shall be irrevocable and will specify the Redemption Date.

REPLACEMENT OF NOTES

         Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Trustee or to a Note Registrar of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the holder of such Note before a replacement Note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

         The Company will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the Notes or the issuance of Common Stock upon any conversion of Notes. Except as described under "-- Payment of Additional Amounts," the Company will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

         The Indenture, the Notes and the Registration Rights Agreement will be governed by and construed in accordance with the laws of the State of New York, United States of America.

INFORMATION CONCERNING THE TRUSTEE

         State Street Bank and Trust Company of California, N.A., is the Trustee under the Indenture. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee and its affiliates in the normal course of business.

         In case an Event of Default shall occur (and shall not be cured or waived in a timely manner), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock.

COMMON STOCK

         Subject to preferences that may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors.

PREFERRED STOCK

         The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, preferences and rights of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power of other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

DELAWARE'S ANTI-TAKEOVER LAW

         The Company is subject to the provisions of Section 203 (the "Anti-Takeover Law") of the Delaware General Corporation Law (the "DGCL") which regulates corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on Nasdaq, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRATION RIGHTS

         Warburg, Pincus Investors, L.P. ("Warburg") which beneficially owns approximately 5,438,867 shares of Common Stock, or approximately 17.6% of the total outstanding shares of Common Stock, has certain "demand" rights to cause the Company to register under the Securities Act the sale of shares of the Company's Common Stock received by Warburg in connection with the Merger having an aggregate offering price (before deduction of underwriting discounts and commissions) of at least $5.0 million. The Company is required to effect up to two such "demand" registrations. The Company has the right to delay any such registration for up to 60 days under certain circumstances.

         In addition, Warburg has certain "piggyback" registration rights. If the Company proposes to register any of its securities under the Securities Act, other than a registration in connection with, among other things, the offering of debt securities by the Company, the Company's employee benefit plans or a merger or reorganization transaction, Warburg may require the Company to include all or a portion of its shares in such registration, subject to the right of the managing underwriter, if any, to limit the number of shares to be included by Warburg in such registration to not less than 35% of the total number of shares desired to be included in such registration.

         The registration rights of Warburg will expire at such time as all shares of Common Stock received by Warburg in the Merger may be resold in a three month period by Warburg pursuant to Rule 144 promulgated under the Securities Act.

         All expenses incurred in connection with the above registrations (other than the underwriters' and brokers' discounts and commissions and the fees of counsel for Warburg) will be borne by the Company.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

LISTING

The Common Stock is quoted on the Nasdaq National Market under the trading symbol "VRTS."



            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and the Company has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding Notes or Common Stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies, tax-exempt organizations, and persons holding Notes or Common Stock as part of a hedging or conversion transaction or straddle or persons deemed to sell Notes or Common Stock under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders (as defined below). In addition, this discussion is limited to original purchasers of Notes who acquire the Notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the Notes and Common Stock as "capital assets" within the meaning of Section 1221 of the Code.

         ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

U.S. HOLDERS

         As used herein, the term "U.S. Holder" means the beneficial holder of a Note or Common Stock that for United States federal income tax purposes is
(i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

Interest

         Stated interest on the Notes will generally be includable in a U.S. Holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting. There are several circumstances under which the Company could make a payment on a Note which would affect the yield to maturity of a Note, including (as described under "Description of Notes") the payment of Liquidated Damages, the redemption of a Note by the Company, or the repurchase of a Note at the option of a holder in the event of a Fundamental Change. According to Treasury Regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company believes that the likelihood of a change in the interest rate on the Notes is remote and does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note.

Conversion of Notes Into Common Stock

         A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except to the extent the Common Stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of Common Stock. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted (reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash) and the holding period of the Common Stock received on conversion will generally include the period during which the converted Notes were held. However, a U.S. Holder's tax basis in shares of Common Stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin as of the date of conversion.

         The conversion price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion ratio of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits.

Sale, Exchange or Retirement of the Notes

         Each U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Notes. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note should be capital gain or loss and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than one year at the time of the sale or exchange. On August 5, 1997, legislation was enacted which, among other things, reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months and under which, gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%. A holder's initial basis in a Note will be the amount paid therefor.

The Common Stock

         Distributions, if any, paid on the Common Stock after a conversion, to the extent made from current and/or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes, will be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the Common Stock for more than one year. On August 5, 1997, legislation was enacted which reduces to 20% the maximum rate of tax on long-term capital gains on most capital assets held by an individual for more than 18 months and under which gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

Information Reporting and Backup Withholding

         A U.S. Holder of Notes or Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

         The Company will report to the U.S. Holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

         The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder.

         For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder (as defined above) includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Stated Interest

         Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and is not a "controlled foreign corporation" with respect to which the Company is a "related person" within the meaning of the Code, (ii) the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address, (iii) the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business, and (iv) the Notes are in registered form.

         The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. These forms must be periodically updated. Under recently issued Treasury Regulations,

Forms 1001 and 4224 are generally replaced by Forms W-8 and 8233, respectively, with respect to payments made after December 31, 1998. Also under the new Treasury Regulations, among other requirements, Non-U.S. Holders may be required to obtain a U.S. taxpayer identification number with respect to payments made after December 31, 1998.

Dividends

         In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such is reduced by an applicable income tax treaty. Dividends that are connected with such holder's conduct of a trade or business in the United States (U.S. trade or business income) are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty. Dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently issued Treasury Regulations, Forms 1001 and 4224 are generally replaced by Forms W-8 and 8233, respectively, with respect to payments made after December 31, 1998. Also under the new Treasury Regulations, among other requirements, Non-U.S. Holders may be required to obtain a U.S. taxpayer identification number with respect to payments made after December 31, 1998.

         A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts currently withheld by filing an appropriate claim for a refund with the IRS.

Conversion

         A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of Notes into Common Stock, except with respect to cash (if any) received in lieu of a fractional share or interest not previously included in income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of Notes. Cash or Common Stock treated as issued for accrued interest would be treated as interest under the rules described above.

Sale, Exchange or Redemption of Notes or Common Stock

         Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or Common Stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iii) in the case of the disposition of Common Stock, the Company is a U.S. real property holding corporation. The Company does not believe that it is currently a "United States real property holding corporation," or that it will become one in the future.

Federal Estate Tax

         Notes held (or treated as held) by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax provided that the interest thereon qualifies as portfolio interest and was not U.S. trade or business income. Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (for federal estate tax purposes) will be included in such individual's estate for U.S. federal income tax purposes unless an applicable estate tax treaty otherwise applies.

Information Reporting and Backup Withholding

         The Company must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

         Treasury Regulations provide that backup withholding and additional information reporting will not apply to payments of principal on the Notes by the Company to a Non-U.S. Holder if the holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

         The payment of the proceeds from the disposition of Notes or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

         In the case of the payment of proceeds from the disposition of Notes or Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in the files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

         Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

         THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

         The Notes offered hereby were originally issued by the Company and sold by the Initial Purchaser, in a transaction exempt from the registration requirements of the Securities Act, to QIBs. The Selling Securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issued upon conversion of the Notes.

         The following table sets forth information with respect to the Selling Securityholders and the respective principal amounts of Notes beneficially owned by each Selling Securityholder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Securityholders. None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Securityholders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act.



                                                               Principal Amount of                           Number of
                                                                Notes Beneficially                         Conversion Shares
                                                                    Owned That         Percentage of         That May Be
Selling Securityholder                                             May Be Sold       Notes Outstanding       Sold (1)(2)
----------------------                                             -----------       -----------------       -----------
Allstate Insurance Company ...........................             $ 1,000,000              1.0%                 15,503

Argent Classic Convertible Arbitrage
Fund (Bermuda) L.P. ..................................               2,500,000              2.5                  38,759

Baptist Health of South Florida ......................                 163,000                *                   2,527

BNY Hamilton Equity Income Fund ......................               2,500,000              2.5                  38,759

Boston Museum of Fine Arts ...........................                  69,000                *                   1,069

BS Debt Income Fund -- Class A .......................                  10,000                *                     155

Calamos Convertible Fund .............................                 500,000                *                   7,751

Calamos Growth & Income Fund .........................                 200,000                *                   3,100

Champion International Corporation
Master Retirement Trust ..............................                 550,000                *                   8,527

The Common Fund FAO Absolute
Return Fund...........................................                 300,000                *                   4,651

The Dow Chemical Company
Employees' Retirement Plan............................                 925,000                *                  14,341

Delta Airlines Master Trust ..........................               1,250,000              1.3                  19,379

Dunham & Associates Fund II ..........................                  44,000                *                     682

Dunham & Associates Fund III .........................                  19,000                *                     294

Engineers Joint Pension Fund .........................                 257,000                *                   3,984

The Fondren Foundation ...............................                  30,000                *                     465
Helix Convertible

Opportunities L.P. ...................................                 630,000                *                   9,767

Hamilton Global Investors Limited.....................              10,000,000             10.0                 155,038

Helix Convertible Opportunities
Fund Ltd. ............................................               1,500,000              1.5                  23,255

                                                               Principal Amount of                           Number of
                                                                Notes Beneficially                         Conversion Shares
                                                                    Owned That         Percentage of         That May Be
Selling Securityholder                                             May Be Sold       Notes Outstanding       Sold (1)(2)
----------------------                                             -----------       -----------------       -----------
Highbridge Capital Corporation .......................               5,000,000              5.0                  77,519

KD Offshore Fund, C.V ................................                 750,000                *                  11,627

Kellner, DiLeo & Co. .................................               3,865,000              3.9                  59,922

Kettering Medical Center Funded
Depreciation Account..................................                  35,000                *                     542

Merrill Lynch International LTD ......................               2,500,000              2.5                  38,759

Natwest Securities Limited ...........................               3,500,000              3.5                  54,263

Nicholas-Applegate Income & Growth
Fund..................................................               2,268,000              2.3                  35,162

Port Authority of Allegheny County
Retirement and Disability
Allowance Plan for the Employees
Represented by Local 85 of the
Amalgamated Transit Union.............................                 675,000                *                  10,465

RJR Nabisco, Inc. Defined Benefit
Master Trust..........................................                 500,000                *                   7,751

San Diego City Retirement ............................                 510,000                *                   7,906

San Diego County Convertible .........................               2,146,000              2.1                  33,271

Shepherd Management Services .........................                  70,000                *                   1,085

Shepherd Investments
International Ltd. ...................................               2,500,000              2.5                  38,759

Societe Generale Secs. Cp. ...........................               7,000,000              7.0                 108,527

SPT ..................................................                 325,000                *                   5,038

Swiss Bank Corporation - London Branch ...............               2,000,000              2.0                  31,007

Unifi, Inc. Profit Sharing
Plan and Trust .......................................                  70,000                *                   1,085

United Food & Commercial Workers
Local 1262 and Employer Pension
Fund..................................................                 200,000                *                   3,100

Wake Forest University ...............................                 397,000                *                   6,155

Any other holder of Notes or
future transferees from any such
holder (3)(4).........................................              43,242,000             43.2                 670,418
---------------------

*   Less than 1%.

(1) Includes shares of Common Stock issuable upon conversion of the Notes.

(2) Assumes a conversion price of $64.50 per share and a cash payment in lieu of any fractional share interest; such conversion price is subject to adjustment as described under "Description of Notes -- Conversion." Accordingly, the number of Shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.





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

(3) Information concerning other Selling Securityholders will be set forth in Prospectus Supplements from time to time, if required.

(4) Assumes that any other holders of Notes or any future transferee from any such holder does not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Notes at the initial conversion rate.

         The Selling Securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the preceding table is presented. Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease. Because the Selling Securityholders may offer all or some of the Notes that they hold and/or Conversion Shares pursuant to the offering contemplated by this Prospectus, no estimate can be given as to the amount of the Notes or Conversion Shares that will be held by the Selling Securityholders upon the termination of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds of the sale of the Securities offered hereby. The Securities may be sold directly by the Selling Securityholders from time to time. Alternatively, the Selling Securityholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Securityholders may be deemed to be underwriters, the Selling Securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Securities may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

         To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Securityholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Securityholders. There is no assurance that any Selling Securityholder will sell any or all of the Securities offered by it hereunder or that any such Selling Securityholder will not transfer, devise or gift such Securities by other means not described herein.

         The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

         Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.





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

         The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Two Palo Alto Square, Suite 800, Palo Alto, California 94306.



                                    EXPERTS

         The consolidated financial statements and schedule of VERITAS Software Corporation appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.









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